[Letterhead of Stephen P. Webster]

26 October 2005

VIA FEDERAL EXPRESS AND EDGAR
Ms. Jennifer Thompson
Division of Corporation Finance
Mail Stop 7010
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Wolseley plc Annual Report on Form 20-F, File No. 001-15186
Filed November 18, 2004

Dear Ms. Thompson:

I am the Group Finance Director of Wolseley plc (the "Company") and am writing this letter on behalf of the Company in response to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in your letter dated October 13, 2005 (the "Comment Letter"). Set forth below are the Company's responses to the comments raised in the Comment Letter. For the convenience of the Staff, each response has been numbered to correspond with the comments in the Comment Letter. Capitalised terms used but not defined herein shall have the meanings ascribed to them in the Annual Report.

FORM 20-F FOR THE YEAR ENDED JULY 31, 2004

General

1.	We note your response dated September 9, 2005 provides the requested Tandy language within the body of the letter signed by your legal counsel. As indicated in our letter dated August 9, 2005, these statements must be provided by your company and its management. Please file the Tandy language as a letter from management on your company's letterhead.

The Company hereby acknowledges that:-

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action in respect of the filing; and

•	The Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Item 18—Financial Statements for the Fiscal Year Ended July 31, 2004

Note 41—Summary of Significant Differences between Accounting Principles Generally Accepted in the United Kingdom and the United States, page F-44

Reconciliation of Shareholders' Funds, page F-46

2.	We note from Exhibit B, supplementally provided in response to comment 7 of our letter dated August 9, 2005, that US GAAP dividends for the years ended July 31, 2003 and 2004 were 112.9 million pounds and 136.0 million pounds, respectively. Please reconcile these amounts to the information presented within your Form 20-F. In this regard, we note from page F-3 that your UK GAAP dividends for the years ended July 31, 2003 and 2004 were 123.1 million pounds and 139.1 million pounds, respectively. We further note from page F-46 that your adjustments to provide US GAAP dividends for the years ended July 31, 2003 and 2004 were decreases of 90.5 million pounds and 93.6 million pounds, respectively. This appears to result in US GAAP dividends for the years ended July 31, 2003 and 2004 of 32.6 million pounds and 45.5 million pounds, respectively. If applicable, please make any necessary revisions in your July 31, 2005 Form 20-F, and show us what these revisions will look like.

Thank you for your comment. I apologise for any confusion that the reconciliation of shareholders' funds may have caused.

Under UK GAAP, ordinary dividends proposed are recognised in the year in respect of which they are recommended, although approval of the dividend will not take place until the Company's Annual General Meeting subsequent to the year end. Under US GAAP, dividends are recognised in the year in which they are declared and approved.

As a consequence at July 31, 2004, under UK GAAP the Company held a provision of £93.6m in relation to the final 2004 dividend, and a corresponding amount at July 31, 2003 of £90.5m. Under US GAAP, no such provision should exist and hence the provision is included as a reconciling adjustment between UK and US GAAP in our UK to US GAAP reconciliation.

The dividends included in the reconciliation of equity shareholders' funds included as exhibit B to our letter of September 9, 2005 represent the dividends that under US GAAP would have been recognised as a deduction from shareholders' funds during the respective periods. These can be summarised as follows:

	2004	2003
	£'m	£'m

Final dividend for prior year	90.5	80.3
Interim dividend for current year	45.5	32.6
Deduction from shareholders' equity

	136.0	112.9

During each year, both dividends were paid and as a result will have been deducted from shareholders' funds under both UK GAAP and US GAAP. Therefore at the period end the provision for the current year final dividend remains as the only reconciling item between UK and US GAAP. I trust this clarifies any prior confusion.

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If you have any questions regarding the responses to these comments or require additional information, please contact me at the address listed above, or you may contact our U.S. attorneys, Robert M. Chilstrom at (212) 735-2588 or Stephen D. Evans at (212) 735-3546.

Yours sincerely

/s/ S. Webster

Stephen P. Webster
Group Finance Director

Enclosures

cc:	John Cash Accounting Branch Chief Division of Corporation Finance Mail Stop 7010
Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549

Robert M. Chilstrom Skadden, Arps, Slate, Meagher & Flom LLP